Filed by The PNC Financial Services Group, Inc. Pursuant to Rule 425 under the Securities Act of 1933 under the Securities Exchange Act of 1934, as amended Subject: The PNC Financial Services Group, Inc. Commission File Number: 001-09718 The following is clarification of a prior filing to provide larger text of an article published by the Denver Post on September 8, 2025, in connection with an interview featuring PNC’s Chairman and Chief Executive Officer William S. Demchak and FirstBank Chief Executive Officer Kevin Classen. Colorado’s largest independent bank accepts $4.1 billion buyout offer from PNC Financial FirstBank and PNC combined will rank as metro Denver’s largest banking group By Aldo Svaldi | asvaldi@denverpost.com | The Denver Post UPDATED: September 8, 2025 at 12:27 PM MDT FirstBank, Colorado’s largest privately-owned bank, has accepted a buyout offer from PNC Financial Services Group, a growing national bank based in Pittsburgh. PNC will pay cash and stock worth $4.1 billion for the Lakewood-based bank, which started in 1963 and has grown to $26.8 billion in assets and 95 branches. “The opportunity this affords all of our stakeholders — it is very compelling,” said Kevin Classen, FirstBank’s CEO, in an interview. Across decades, FirstBank’s discipline helped it avoid the excesses that sunk other local rivals. Its independence allowed it to promote strong community ties, including sponsoring Colorado Gives Day, which has generated $500 million in donations for area nonprofits. In 2007, it entered Arizona and established 13 branches in that state. Classen said it has become harder to keep up with the “technological arms race” the banking industry is engaged in. Providing a more diverse range of services and operating at a larger scale have become more important, but FirstBank didn’t want to merge with just anyone. PNC Financial, which shares FirstBank’s emphasis on local decision-making and community engagement, represents the right kind of partner to broaden its offerings, especially on the commercial side, Classen said. “We will remain committed to our principles — ‘Banking for Good‘,” said Classen, who will become PNC’s Colorado regional president and Mountain Territory executive responsible for Arizona and Utah once the deal is complete. PNC was formed in 1983 from the merger of Pittsburgh National Corporation and Provident National Corporation. It has $559 billion in assets and operates about 2,200 branches providing a mix of consumer and commercial banking services. It is smaller than the country’s four biggest banks — Chase, Bank of America, Citigroup and Wells Fargo, but larger than most regional banks. “FirstBank is the standout branch banking franchise in Colorado, with a proud legacy built over generations by its founders, management, and employees,” said William S. Demchak, chairman and CEO of PNC. “Its deep retail deposit base, unrivaled branch network in Colorado, growing presence in Arizona, and trusted community relationships make it an ideal partner.” PNC entered the Denver market in 2017 and expanded its presence in 2021 with the purchase of Compass Bank, the U.S. operations of Spanish banking giant BBVA. PNC has 30 branches in Colorado, but its long-term goal has been to operate 200, a goal the FirstBank purchase brings closer to achieving, Demchak said. The acquisition will vault PNC from the state’s 12th-largest bank in terms of deposits to the second-largest after Wells Fargo, with a network of 120 Colorado branches. PNC will become metro Denver’s largest banking group with 20% of retail deposits and about 14% of branch locations, the bank said. Denver, in turn, will rank as a top-five market for the bank and one of its largest in terms of the share of consumer deposits. PNC will extend a deeper menu of corporate banking and wealth management services to FirstBank’s existing customers. “We wouldn’t have done this if we didn’t think we could carry forward (FirstBank’s) strengths,” Demchak said. FirstBank stands apart from most banks of its size for the large portion of ownership in the hands of management and employees. And when it comes to paying a dividend, it has been consistent. FirstBank’s current investors will have the choice of taking their payout from either the $1.2 billion cash or 13.9 million shares PNC has set aside. Those who stay on will trade becoming a smaller fish in a much bigger pond — PNC has a market value of $80.5 billion — for the greater liquidity that comes from owning publicly traded shares. PNC executives said they don’t plan to close any of FirstBank’s branches or reduce the client-facing workforce in Colorado and Arizona. The bank also plans to continue FirstBank’s practice of funding public investments and philanthropic giving in the community. PNC has invested more than $85 billion, including $3.4 billion in Colorado and Arizona, in affordable housing, economic development and small business support through its Community Benefits Plan. It also has a $500 million initiative called Grow Up Great to prepare children under 5 for school through bilingual education programs and resources. The purchase should close in early 2026, and once it does, the transition of branches and branding from FirstBank to PNC should occur over a weekend, Demchak said. CAUTION REGARDING FORWARD-LOOKING STATEMENTS This communication contains statements regarding PNC; FirstBank; the proposed transaction between PNC and FirstBank; future financial and operating results; benefits and synergies of the transaction; future opportunities for PNC; the issuance of common stock of PNC contemplated by the Agreement and Plan of Merger by and among PNC, FirstBank and Summit Merger Sub I, Inc. (the “Merger Agreement”); the expected filing by PNC with the Securities and Exchange Commission (the “SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus of PNC and a proxy statement of FirstBank to be included therein (the “Proxy Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the federal securities laws, including the meaning of the Private Securities Litigation Reform Act of 1995, as amended, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. From time to time, oral or written forward-looking statements may also be included in other information released to the public. Such forward-looking statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may,” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. Forward-looking statements include all statements other than statements of historical fact, including forecasts or trends, and are based on current expectations, assumptions, estimates, and projections about PNC and its subsidiaries or related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements. These forward-looking statements may include information about PNC’s possible or assumed future economic performance or future results of operations, including future revenues, income, expenses, provision for loan losses, provision for taxes, effective tax rate, earnings per share and cash flows and PNC’s future capital expenditures and dividends, future financial condition and changes therein, including changes in PNC’s loan portfolio and allowance for loan losses, future capital structure or changes therein, as well as the plans and objectives of management for PNC’s future operations, future or proposed acquisitions, the future or expected effect of acquisitions on PNC’s operations, results of operations, financial condition, and future economic performance, statements about the anticipated benefits of each of the proposed transactions, and statements about the assumptions underlying any such statement. These forward-looking statements are not guarantees of future performance and are based on expectations and assumptions PNC currently believes to be valid. Because forward-looking statements relate to future results and occurrences, many of which are outside of PNC’s control, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Many possible events or factors could adversely affect the future financial results and performance of PNC, FirstBank or the combined company and could cause those results or performance to differ materially from those expressed in or implied by the forward- looking statements. Such risks and uncertainties include, among others: (1) the risk that the cost savings and synergies from the transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to PNC’s business and to FirstBank’s business as a result of the announcement and pendency of the transaction, (3) the risk that the integration of FirstBank’s business and operations into PNC, will be materially delayed or will be more costly or difficult than expected, or that PNC is otherwise unable to successfully integrate FirstBank’s business into its own, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approval by the shareholders of FirstBank, (5) the ability by each of PNC and FirstBank to obtain required governmental approvals of the transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect PNC after the closing of the transaction or adversely affect the expected benefits of the transaction, (6) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the transaction, (7) the failure of the closing conditions in the Merger Agreement to be satisfied, or any unexpected delay in closing the transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (8) the dilution caused by the issuance of additional shares of PNC’s common stock in the transaction, (9) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (10) the outcome of any legal or regulatory proceedings that may be currently pending or later instituted against PNC before or after the transaction, or against FirstBank, (11) diversion of management’s attention from ongoing business operations and (12) general competitive, economic, political and market conditions and other factors that may affect future results of PNC and FirstBank. PNC disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. These and various other factors are discussed in PNC’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the SEC, and other reports and statements PNC has filed with the SEC. Copies of the SEC filings for PNC may be downloaded from the Internet at no charge from https://investor.pnc.com. Additional Information about the Transaction and Where to Find It PNC intends to file with the SEC a Registration Statement on Form S-4 to register the shares of PNC common stock to be issued to the shareholders of FirstBank in connection with the proposed transaction. The Registration Statement will include a Proxy Statement/Prospectus which will be sent to the shareholders of FirstBank in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE PROXY/STATEMENT PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PNC, FIRSTBANK AND THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. You will also be able to obtain these documents, when they are filed, free of charge, from PNC at https://investor.pnc.com. Copies of the Proxy Statement/Prospectus can also be obtained, when it becomes available, free of charge, by directing a request by telephone or mail to The PNC Financial Services Group, Inc., The Tower at PNC Plaza, 300 Fifth Avenue Pittsburgh, Pennsylvania 15222-2401 Attention: Shareholder Services, (800) 982-7652 or to FirstBank Holding Company, 12345 W Colfax Ave, Lakewood, Colorado 80215, Attention: Stock Administrator, (303) 235-1331. No Offer or Solicitation This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.